UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 03, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris, 2 December 2020

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE ITS PUBLICATION WOULD BE UNLAWFUL

Communication in accordance with article 8, §1 of the Royal Decree of 27 April 2007 on public takeover bids

Orange SA is considering a conditional voluntary public takeover bid on Orange Belgium

Orange SA announces today that it plans to launch a conditional voluntary public takeover bid on all the shares of Orange Belgium that it does not yet own. If the conditions are met, Orange SA will consider a possible delisting of the shares of Orange Belgium that are admitted to trading on the regulated market of Euronext Brussels.

The offer would be a cash offer, without any minimum acceptance threshold, made at a price of EUR 22 per share. This price represents a premium of 35.6% compared to the closing price of Orange Belgium on 2 December 2020 and a premium of 49.3% compared to the volume-weighted average trading price of Orange Belgium over the last six months.

If the Orange Group owns, following the offer, at least 95% of the securities with voting rights and has acquired, by acceptance of the offer, securities representing at least 90% of the share capital with voting rights that is the subject of the offer, the offer will be followed by a simplified squeeze out at the same conditions.

By means of this offer, the Orange Group offers Orange Belgium’s shareholders the possibility of immediately selling their shares on terms that Orange SA considers very attractive.

Orange SA has informed the Chairman of Orange Belgium’s board of directors of its intentions. The board of Orange Belgium will carry out an assessment of the proposed offer.

This project is part of the continued efforts of the Orange Group to adapt the capital structure of its subsidiaries to their needs. The objective is to strengthen the Orange Group’s position in order to allow Orange Belgium to more efficiently deploy its strategy for long-term value creation and to react more effectively to major transformations in the Belgian market through greater financial flexibility. In this context, a delisting of Orange Belgium can be envisaged if the applicable thresholds are met, since the strategic ambitions of the entity can be realized without recourse to the public capital markets.

The offer would not be subject to any minimum acceptance threshold and would include a material adverse change clause.

This communication is only the expression of an intention and does not constitute a formal notification of a voluntary public takeover bid within the meaning of the Royal Decree of 27 April 2007 and the Law of 1 April 2007 on public takeover bids. Whether, when and under what conditions the voluntary public takeover bid as described above will be launched depends on a number of factors, including general market conditions, future developments in financial markets and evaluation of the offer price by an independent expert who will issue a report within the meaning of article 23 of the Royal Decree of 27 April 2007 on public takeover bids.

If Orange SA decides to formally launch the conditional voluntary public takeover bid, it will deposit a file for this purpose with the FSMA (including a draft prospectus). The board of directors of Orange Belgium will then examine the draft prospectus and present its detailed opinion in a response memorandum. If Orange SA renounces the intention to launch an offer, it will immediately communicate this in accordance with the applicable rules.

About Orange

Orange is one of the world’s leading telecommunications carriers with a turnover of EUR 42 billion in 2019 and 143,000 employees as at 30 September 2020, of which 83,000 are in France. The Group served 256 million customers on 30 September 2020, including 212 million mobile customers and 21 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbole ORA) and on the New York Stock Exchange (symbole ORAN).

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright: tom.wright@orange.com 06 78 91 35 11

Olivier Emberger: olivier.emberger@orange.com 01 44 44 93 93

Warnings:

This press release may not be published, distributed or disseminated in any country or territory where its publication or the offers referred to in this press release would be illegal or may require registration or any other filing of documents. Anyone in possession of this press release must refrain from publishing, distributing or disseminating it in the countries and territories concerned.

This press release may not be published, distributed or disseminated in the United States, Canada, Australia or Japan. The public tender offer referred to in this press release will not be extended to the United States, directly or indirectly, and will not use any jurisdictional means (such as the post office, telephone networks, financial markets, the Internet or any other means) of the United States.

This press release does not constitute an extension to the United States, Canada, Australia or Japan of any offer mentioned in this press release. Furthermore, this press release does not constitute or form part of an offer to sell, nor does it constitute a solicitation of an order to buy financial instruments in the United States or in any other jurisdiction.

ORANGE

Date: December 03, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations